Filed by UnitedHealth Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                Subject Company: PacifiCare Health Systems, Inc.
                                                 Commission File No. 001-31700



N E W S   R E L E A S E                                [UnitedHealth Group logo]




Contact:      John Penshorn
              Senior Vice President
              952-936-7214

              Mark Lindsay
              Director of Public
              Communications & Strategy
              952-992-4297



(For Immediate Release)


         UNITEDHEALTH GROUP TO MERGE WITH PACIFICARE HEALTH SYSTEMS INC.

     o Furthers Efforts to Make Health Care Services More Affordable, More Available and Easier To Use For People Nationwide

     o Deepens Resources and Growth Opportunities for Serving Consumer, Senior and Specialty Markets

     o Expands Senior Health Services, Offering Older Americans Improved Access to Best Practices, More Services and Simplified Programs

     o Brings Important Consumer Product Innovations and Technology Applications to Further Serve the Pacific Coast Markets


Minneapolis, Minnesota (July 6, 2005) - UnitedHealth Group (NYSE: UNH) announced today that it has signed a definitive agreement to merge with PacifiCare Health Systems, Inc. (PacifiCare) (NYSE: PHS), for a combination of cash and stock, furthering the efforts of both companies to make a broad range of health care services more affordable, more available and easier to use for people nationwide.

PacifiCare provides a spectrum of health care and benefit services to approximately 9 million people, principally in markets in the western United States. The transaction combines PacifiCare's extensive network of high-quality health care providers and services across the West with UnitedHealth Group's organized system of care providers and clinical Centers of Excellence programs throughout the United States, its significant capabilities and technologies to support consumers, and its leadership role in making the health care system work better for multiple and diverse constituencies, including the uninsured.

"This combination will bring the best of both companies forward in a manner that respects each one's unique history and contributions while advancing a national presence that can help address a highly fragmented health care system," said UnitedHealth Group Chairman and CEO William W. McGuire, MD. "We believe that we will together advance on a critical goal - making the health care system work better for people. With different yet complementary service capabilities and geographic market focus, the combination will benefit every participant in the health care system, including consumers, employers, physicians, hospitals and other care providers, by joining two organizations with a common focus on - and proven commitment to - quality, service, simplification and affordability."

UnitedHealth Group sees this business combination creating opportunities in five primary areas:

          o Services to address the needs of older Americans, including those under new Medicare programs;

          o Health benefit programs for government and commercial employers - ranging from large multisite corporations to small local businesses - and for individuals;

          o Consumer-oriented offerings and service capabilities that align with the rapidly developing confluence of health and financial services;

          o Services directed to specialized health care needs such as behavioral, dental, vision, and pharmaceutical benefits;

          o Quality enhancements and efficiency gains for hospitals, physicians and other health professionals.

Operating enhancements for the combined company are expected to occur and will provide further value for customers and shareholders alike. In addition, the companies have separately agreed to certain customary market cooperation agreements that will help further expand care access and service for customers of both parties.

"This merger will enhance our resources, strengthen our product offerings and build on the leadership of the PacifiCare brand on the Pacific coast and our Secure Horizons brand nationally," said Howard Phanstiel, chairman and chief executive officer of PacifiCare. "The joining together of our two highly complementary organizations will provide important benefits to the people and communities we serve and allow us to address important new business opportunities. The combination will fully diversify our customer portfolio, while improving our ability to deliver health care cost effectively in our markets."

In one noteworthy area of focus, the business combination will improve access to affordable health care services for seniors by creating an expanded company focused on their unique needs. Both companies today have a well-recognized, long-standing commitment to older Americans, and are leaders in Medicare program innovation. As a result, the combined company will provide seniors with nationwide access to physicians and care providers at more cost-effective rates, consistent service across geographic regions, and programs focused on evidence-based quality care. These advantages are in line with the federal government's goals of improved value across multiple care options in its Medicare program, and come at a time of significant challenges and changes around health care for seniors.

Noting the health needs of older Americans, Lois Quam, CEO of UnitedHealth Group's Ovations business focusing on seniors, stated, "As a result of their long history of providing quality services to seniors, PacifiCare's Secure Horizons has tremendous brand awareness and a leading national market position. We are delighted to unite our respective strengths in a joint mission to serve seniors at a time when the Medicare program is undergoing its greatest expansion and structural change in 40 years. We look forward to building on our combined resources, in partnership with the federal government, to improve health care for people with lifelong conditions, the frail elderly, disabled persons, and to provide service to rural and multicultural communities."

Dr. McGuire added, "This transaction expands the platform and presence to more fully advance capabilities, use technology to improve the customer experience, and support evidence-based care on behalf of our joint clients. Together, we intend to create best-in-class businesses and services available to people, regardless of where they live or travel, to better serve them in a wide range of situations. We are strengthening resources for employers by enhancing our capabilities on the Pacific Coast and in other Western states. We are broadening the scope of our product offerings for a host of specialized services. And we are capitalizing on our investments in technology, service infrastructure and transparency around clinical information to simplify and improve processes for people and care providers as they use and work within the health care system."

Completion of the merger is subject to regulatory approvals, approval by PacifiCare shareholders and other customary conditions. The companies have separately agreed to certain customary cooperation arrangements to facilitate service continuity and access for customer segments for both parties.

The transaction is expected to close in late 2005 or early 2006. Under the terms of the agreement, PacifiCare shareholders will receive UnitedHealth Group stock at a fixed exchange ratio of 1.10 shares for each PacifiCare share, plus $21.50 in cash per PacifiCare share. The total consideration for the transaction is a combination of approximately 111.6 million shares and $2.2 billion in cash. This mix of 73 percent equity and 27 percent cash consideration preserves UnitedHealth Group's long-standing balanced capital structure. UnitedHealth Group intends to retire $1.1 billion of PacifiCare debt at closing.

UnitedHealth Group anticipates its stand-alone earnings per share will grow by at least 15 percent in 2006 over 2005 results, without consideration of gains from UnitedHealth Group's own Medicare Part D programs or from the acquisition of PacifiCare. The acquisition will be immediately accretive to earnings per share upon closing, adding earnings of approximately $0.05 to $0.06 per share in the first 12 months, excluding any impact from stand-alone Medicare Part D prescription drug programs or from operational synergies.


Conference Call
---------------
Dr. McGuire, Howard Phanstiel and members of senior management from both companies will further discuss the strategic and financial aspects of this combination in a public conference call this afternoon. Details are as follows:

Time:                      5:00 p.m. Eastern Daylight Time
Domestic Dial-in:          800-515-2563
International Dial-in:     706-679-5262
Pass Code:                 None

The conference call meeting will be broadcast live on UnitedHealth Group's Web site at www.unitedhealthgroup.com. A replay will be available beginning at 12:00 a.m. Eastern Daylight Time on July 7 until 12:00 p.m. Eastern Daylight Time on July 10, 2005. The replay can be accessed by dialing 800-642-1687 (domestic) or 706-645-9291 (international) and using pass code 7683676.

About UnitedHealth Group
------------------------
UnitedHealth Group (www.unitedhealthgroup.com) is a diversified health and well-being company dedicated to making health care work better. Headquartered in Minneapolis, Minn., UnitedHealth Group offers a broad spectrum of products and services through six operating businesses: UnitedHealthcare, Ovations, AmeriChoice, Uniprise, Specialized Care Services and Ingenix. Through its family of businesses, UnitedHealth Group serves approximately 55 million individuals nationwide.


About PacifiCare Health Systems, Inc.
-------------------------------------
PacifiCare Health Systems is one of the nation's largest consumer health organizations with nearly 3.2 million health plan members and approximately 11.3 million specialty plan members nationwide. PacifiCare offers individuals, employers and Medicare beneficiaries a variety of consumer-driven health care and life insurance products. Specialty plan operations include behavioral health, dental and vision, and complete pharmacy benefit management through its wholly owned subsidiary, Prescription Solutions. More information on PacifiCare Health Systems is available at http://www.pacificare.com/.


Important Merger Information
----------------------------
In connection with the proposed transactions, UnitedHealth Group and PacifiCare intend to file relevant materials with the Securities and Exchange Commission
(SEC), including one or more registration statement(s) that contain a prospectus and proxy statement. Because those documents will contain important information, holders of PacifiCare common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and PacifiCare with the SEC) at the SEC's Web site, www.sec.gov, and PacifiCare stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from PacifiCare. Such documents are not currently available.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2005. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transaction. Information about the directors and executive officers of PacifiCare and their ownership of PacifiCare common stock is set forth in the proxy statement for PacifiCare's 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


Forward-Looking Statements
--------------------------
This news release may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

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